FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of November, 2002

Commission File Number: 0-28724



                           ORCKIT COMMUNICATIONS LTD.

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The press release attached as Exhibit 10.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's
Registration  Statement  on  Form  S-8  No.  333-05670;  (iv)  the  Registrant's
Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Reverse Split Effective November 27, 2002. Dated November 25, 2002.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                  Orckit Communications Ltd.

                                                         (Registrant)

                                            By:     /s/ Adam M. Klein
                                                    ---------------------------

Date: November 26, 2002                     Adam M. Klein for Izhak Tamir,

                                               pursuant to authorization

                                 EXHIBIT INDEX



Exhibit Number    Description of Exhibit



10.1        Orckit  Communications  Reverse Split  Effective  November 27, 2002.
            Dated November 25, 2002.

                                  EXHIBIT 10.1

Contacts:
Erez Baron, Controller                     Jeffrey Corbin / Lee Roth / Joe Mansi
Orckit Communications                      (Investor Relations)
Tel: 972 3 696 2121                        KCSA Worldwide
erezb@orckit.com                           (212) 896-1214/(212) 896-1209
                                           jcorbin@kcsa.com/ lroth@kcsa.com/
                                           jmansi@kcsa.com

                                                          FOR IMMEDIATE RELEASE


                       ORCKIT COMMUNICATIONS REVERSE SPLIT

                           EFFECTIVE NOVEMBER 27, 2002

Tel Aviv, Israel, November 25, 2002 - Orckit Communications Ltd. (Nasdaq: ORCT) announced today that the Company's one-for-five reverse share split, approved by shareholders at its Annual Meeting on November 12, 2002, will become effective at the market open on November 27, 2002.



Once effective, the Company's ordinary shares will trade under the symbol ORCTD for twenty (20) trading days. Following the twenty-day period, shares will again trade under the ORCT symbol.



The Company currently has 24,849,374 ordinary shares outstanding. Following the reverse share split Orckit will have 4,967,875 ordinary shares outstanding.


About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit offers digital subscriber line (DSL) solutions that enable high-speed broadband data transmission over existing copper infrastructure. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


You may register to receive Orckit's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.

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